

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 7, 2005

Janus Capital Group Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**001-15253**	**43-1804048**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

151 DETROIT STREET
DENVER, COLORADO 80206
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(303) 691-3905

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 1.01 Entry into a Material Definitive Agreement.

Terms of Employment of David R. Martin

The Company has agreed to terms of employment with David R. Martin in connection with the Company's appointment of Mr. Martin as its Executive Vice President of Finance effective June 7, 2005.

In connection with this appointment, the Company has agreed to a term sheet setting out the terms of Mr. Martin's employment (the "Term Sheet"). Pursuant to the Term Sheet, Mr. Martin will be paid an annual base salary of $375,000 and an annual bonus at the discretion of the Company's Compensation Committee, with a guaranteed minimum of $650,000 for 2005. Upon employment, Mr. Martin will also be granted a $550,000 restricted stock award and a $450,000 stock option award, subject to a four-year vesting schedule. Mr. Martin will also be eligible to receive annual bonuses and payments under the Company's Long Term Incentive Stock Plan, which are subject to approval by the Company's Compensation Committee or Board of Directors, and subject to the achievement of performance target levels under the 2005 executive variable compensation plan in compliance with Section 162(m) of the Internal Revenue Code.

A copy of the Term Sheet is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the full text of such exhibit.

Change in Control Agreement

On June 7, 2005, the Company entered into a Change in Control Agreement with Mr. Martin (the "Agreement"). Pursuant to the Agreement, Mr. Martin is entitled to the following severance benefits if his employment is terminated by the Company (other than for cause) or he terminates his employment for "good reason" within two years following a change in control of the Company: (i) two times annual cash compensation earned in the 12 months immediately preceding the termination of employment (or if higher, in the 12 months immediately preceding the change in control); (ii) two times the value of the Company's contributions made on behalf of the executive officer to the Company's 401(k), Profit Sharing, and ESOP in the 12 months prior to termination of employment (or if higher, in the 12 months prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. The Company will make a gross-up payment (if necessary) to ensure that Mr. Martin receives the after-tax benefit he would have received had the payments not been subject to the excise tax under Section 4999 of the Code.

A copy of the Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the full text of such exhibit.

Item 9.01 Financial Statements and Exhibits.

c) Exhibits.

Exhibit
Number	Description
10.1	Term Sheet setting forth the terms of employment of David R. Martin.
10.2	Change in Control Agreement by and between the Company and David R. Martin, dated June 7, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: June 7, 2005

By: /s/ Gregory A. Frost
    Gregory A. Frost
    Senior Vice President and Controller

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Index to Exhibits

Exhibit Number	Description
10.1	Term Sheet setting forth the terms of employment of David R. Martin.
10.2	Change in Control Agreement by and between the Company and David R. Martin, dated June 7, 2005.

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